1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	November 10, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C., Nov. 10, 2020 – TSMC (TWSE: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.Approved the distribution of a NT$2.5 per share cash dividend for the third quarter of 2020, and set March 23, 2021 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be March 17, 2021. As required by Article 165 of Taiwan’s Company Law, the shareholders' register shall be closed for five days prior to the record date (March 19 through March 23, 2021) for registration transfer, and the dividend will be paid on April 15, 2021. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be March 17, 2021. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be March 18, 2021.

2.Approved capital appropriations of approximately US$15.1 billion (approximately NT$430.6 billion) for purposes including: 1) Installation and expansion of advanced technology capacity; 2) Installation of specialty technology capacity; 3) Installation and upgrading of advanced packaging capacity; 4) Fab construction, installation of fab facility systems, and capitalized leased assets; 5) First quarter 2021 R&D capital investments and sustaining capital expenditures.

3.Approved capital appropriation of approximately US$124.7 million (NT$3.555 billion) to build up a Zero Waste Manufacturing Center at the Central Taiwan Science Park.

4.Approved an investment to establish a wholly-owned subsidiary in Arizona, United States of America, with a paid-in capital of US$3.5 billion (approximately NT$99.75 billion).

5.Approved the following personnel promotions:

․Promoted Europe & Asia Sales Organization Senior Director Dr. C.S. Yoo to Vice President.

․Promoted Quality & Reliability Senior Director Dr. Jun He to Vice President.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 272 distinct process technologies, and manufactured 10,761 products for 499 customers in 2019 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the third quarter ended September 30, 2020 reported in TSMC Board of Directors meeting. All figures were prepared in accordance with TIFRS on a consolidated basis.

(Unaudited; in NT$ thousands, except for EPS)

Comprehensive Income Statements Items		Balance Sheets Items
(for the nine months ended September 30, 2020)		(as of September 30, 2020)
Net sales	977,721,754	Total assets	2,635,572,214
Gross profit	515,893,795	Total liabilities	847,305,839
Income from operations	409,663,524	Equity attributable to shareholders of the parent	1,787,361,029
Income before tax	423,669,819
Net income attributable to shareholders of the parent	375,118,953
Basic EPS (NT$)	14.47